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                                                                       EXHIBIT 1


THE THOMSON CORPORATION                                           [THOMSON LOGO]
Toronto Dominion Bank Tower, Suite 2706
PO Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Tel (416) 360-8700 Fax (416) 360-8812
www.thomson.com


NEWS RELEASE


INVESTOR CONTACT:                                    MEDIA CONTACT:
----------------                                     -------------
John Kechejian                                       Jason Stewart
Vice President, Investor Relations                   Director, Public Relations
 (203) 328-9470                                      (203) 328-8339
john.kechejian@thomson.com                           jason.stewart@thomson.com


FOR IMMEDIATE RELEASE

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                    THE THOMSON CORPORATION ANNOUNCES PUBLIC
                             COMMON SHARE OFFERING
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(Unless otherwise stated, all amounts are in US dollars)

TORONTO, MAY 2, 2002 - The Thomson Corporation (TSX:TOC) today announced it has filed a registration statement with the U.S. Securities and Exchange Commission and a preliminary prospectus with securities regulatory authorities in Canada in connection with a proposed public offering of common shares by Thomson and by its principal shareholder, The Woodbridge Company Limited.

     In connection with the offering, Thomson has applied to list its common shares on the New York Stock Exchange. The offering includes 14,615,385 newly issued common shares from Thomson and 23,384,615 common shares currently held by Woodbridge. 5,700,000 additional common shares currently held by Woodbridge are subject to an over-allotment option at the discretion of the underwriters of the offering.

     Proceeds from the offering are expected to range from $1.3 billion to $1.5 billion (depending upon the exercise of the over-allotment option), of which approximately $500 million will come from the issue of new shares by Thomson and the balance from the sale of shares currently held by Woodbridge. Thomson will not receive any proceeds from the sale of shares by Woodbridge. Proceeds received by Thomson will be used for general corporate purposes including the repayment of existing indebtedness. Thomson expects this offering to be completed by the end of the second quarter of 2002.

     Merrill Lynch & Co. and Morgan Stanley will act as joint bookrunning managing underwriters for the proposed offering. RBC Capital Markets, Bear, Stearns & Co. Inc., Credit Suisse First Boston, Goldman, Sachs & Co., TD Securities and UBS Warburg will act as co-managers.

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THOMSON ANNOUNCES PUBLIC COMMON SHARE OFFERING
May 2, 2002
Page 2

     Copies of the U.S. prospectus and Canadian preliminary prospectus may be obtained from Merrill Lynch, 4 World Financial Center, New York, NY 10080 or 181 Bay Street, Suite 400, Toronto, Ontario M6G 2S9, as well as Morgan Stanley, 1585 Broadway, New York, NY 10036, Attention: Prospectus Department or 181 Bay Street, Suite 3700, Toronto, Ontario L3R 9G5.

     A registration statement relating to the common shares has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. The common shares to be issued under this offering may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. Similarly, these common shares may not be sold in Canada until a receipt for a final prospectus is obtained. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares in any state, province or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province or jurisdiction.

THE THOMSON CORPORATION

     The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. The Corporation's common shares are currently listed on the Toronto and London stock exchanges.

This news release includes forward-looking statements that are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the possibility of adverse conditions in the public capital markets generally or downward movements in the price of Thomson's common shares that may make a public offering impractical or undesirable. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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